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                           July 23, 2021

       Jonas Grossman
       Chief Executive Officer
       Chardan Healthcare Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, NY 10004

                                                        Re: Chardan Healthcare
Acquisition 2 Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 14, 2021
                                                            File No. 001-39271

       Dear Mr. Grossman:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Comparative Per Share Data, page 39

   1. We note your response to our previous comment five and the revision on page 39. Please address the following
additional comments:
                                                            Please explain
whether the Renovacor Investor Incentive Plan participants are common or preferred
shareholders. Address the need to include those respective
                                                            shares in your
determination of the exchange ratios for both the Renovacor common stockholders and
preferred stockholders;
                                                            Please present the
exchange ratios for Renovacor common stockholders and preferred stockholders, as
they appear to be different; and
                                                            Your exchange ratio
calculation appears to present a mismatch between the
                                                            numerator and
denominator, as the numerator includes only the Chardan common shares to be issued
to Renovacor common stockholder, while your denominator
                                                            appears to include
the entire historical capitalization at Renovacor. Please revise
 Jonas Grossman
Chardan Healthcare Acquisition 2 Corp.
July 23, 2021
Page 2
              accordingly. Ensure you appropriately revise the exchange ratio included in pro forma adjustment AA to your Unaudited Pro Forma Condensed
Combined
              Statements of Operations.
2. It appears that you have applied your expected exchange ratio to your weighted average shares outstanding under your Renovacor Equivalent Pro Forma Per Share Data columns.
         Please revise this presentation or explain its appropriateness. Conflicts of Interest, page 143

3. Please further revise your disclosure to include the substantive portions of your response to prior comment 19.
Renovacor's Pipeline, page 192

4. We note your response to comment 24 and re-assert our request that you revise your pipeline table so that each clinical trial phase is graphically depicted in separate columns.
         We think this revision is particularly appropriate given your amended disclosure on page
         192 that the pipeline table "does not reflect the expectations of Renovacor of the clinical trials needed or an agreed upon pathway with the FDA for
commercialization of
         Renovacor   s product candidates."
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Consensed Combined Statement of Operations, page 246

5. We note you have added cumulative preferred stock dividends to your presentation of net loss attributable to common shareholders. Please revise to eliminate these dividends or explain why this presentation is appropriate. In this regard, we note that pursuant to the
FirstName LastNameJonas Grossman
       terms of the Business Combination, Renovacor preferred shares will be exchanged for
Comapany     NameChardan
       Chardan              Healthcare
                 common stock          Acquisition
                                 and such           2 Corp.
                                          transaction is given pro forma effect
as if it occurred at
July 23,the beginning
          2021 Page 2 of the period presented.
FirstName LastName
 Jonas Grossman
FirstName  LastNameJonas Grossman
Chardan Healthcare Acquisition 2 Corp.
Comapany
July       NameChardan Healthcare Acquisition 2 Corp.
     23, 2021
July 23,
Page  3 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Ryan J. Maierson, Esq.